Exhibit 99.1

November 23, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Delta Technology Holdings Limited (formerly CIS Acquisition Ltd.) under Item 16F of its Amendment No. 1 to Form 20-F on Form 20-F/A dated November 23, 2015. We agree with the statements concerning our Firm in such Form 20-F/A; we are not in a position to agree or disagree with other statements of Delta Technology Holdings Limited (formerly CIS Acquisition Ltd.) contained therein.

Very truly yours,

/s/ Marcum llp

Marcum llp